UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

Under Section 12(g) of the Securities Exchange Act of 1934

Commission File Number 0-21617

ProPhase Labs, Inc.

(Exact name of registrant as specified in its charter)

621 N. Shady Retreat Road

Doylestown, Pennsylvania 18901

(215) 345-0919

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Title of each class of securities covered by this Form	Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains
Common Stock Purchase Rights [1]	Common Stock, $0.0005 par value per share

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

[1]	The Common Stock Purchase Rights (the “Rights”) expired on February 20, 2017 pursuant to the terms of the Rights Agreement, dated June 18, 2018, as amended on January 6, 2017 and February 20, 2018, by and between ProPhase Labs, Inc. (the “Company”) and American Stock Transfer & Trust Company, LLC, as rights agent. The Company initially filed a Form 8-A to register the Rights on September 18, 1998.

Pursuant to the requirements of the Securities Exchange Act of 1934, ProPhase Labs, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 21, 2018	By:	/s/ Ted Karkus
		Name:	Ted Karkus
		Title:	Chairman of the Board and Chief Executive Officer